UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42544

PN Smart Energy Limited

Room 303, Block B, No. 188 Jinghua Road, Yinzhou District

Ningbo City, Zhejiang Province, China 315048

+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On August 10, 2026, PN Smart Energy Limited (the “Company”) entered into an amended and restated securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) 854,000 class A ordinary shares of the Company, par value $0.002 per share (the “Class A Ordinary Shares”), at a purchase price of $3.00 per Share, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 881,000 Class A Ordinary Shares (the “Pre-Funded Warrant Shares”), at a purchase price of $2.998 per Pre-Funded Warrant. For gross proceeds of approximately $5.2 million, before deducting placement agent fees and estimated offering expenses.

The Offering closed on August 10, 2026. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchaser subject to the beneficial ownership limitation of 4.99% (or, upon election by the Purchaser prior to the issuance of any Pre-Funded Warrants, 9.99%) of the outstanding issued and outstanding Class A Ordinary Shares of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.002 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. In connection with the Offering, certain shareholders entered into lock-up agreements with the Placement Agent, pursuant to which they agreed not to sell or transfer any of the Company’s securities that they hold, subject to certain customary exceptions, during the 60-day period following the closing of the Offering.

The Class A Ordinary Shares, the Pre-Funded Warrants and Pre-Funded Warrant Shares were offered by the Company pursuant to a shelf registration statement on Form F-3 (File No. 333-295378) (the “Registration Statement”), previously filed with and declared effective by the Securities and Exchange Commission (the “Commission”) on April 30, 2026, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated August 10, 2026 (the “Prospectus Supplement”).

On August 10, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with FT Global Capital, Inc. (“FT Global”), pursuant to which the Company engaged FT Global as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. Under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash placement agent fee equal to 7.0% of the aggregate gross proceeds raised in the Offering.

The foregoing summaries of the Pre-Funded Warrants, Purchase Agreement and the Placement Agency Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 4.1, 10.1 and 10.2, respectively, hereto and incorporated by reference herein. Copies of the pricing press release and closing press release related to the Offering are furnished as Exhibit 99.1 and 99.2 hereto and are incorporated by reference herein.

Copies of the opinion of Ogier, Cayman Islands counsel to the Company, and the opinion of Han Kun Law Offices LLP, U.S. counsel to the Company, relating to the legality of the issuance and sale of the Class A Ordinary Shares and the Pre-Funded Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-295378) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Ogier
5.2	Opinion of Han Kun Law Offices LLP
10.1	Amended and Restated Securities Purchase Agreement, dated August 10, 2026
10.2	Placement Agent Agreement, dated August 10, 2026
99.1	Press Release on Pricing of the Company’s Registered Direct Offering
99.2	Press Release on Closing of the Company’s Registered Direct Offering

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PN Smart Energy Limited

Date: August 10, 2026	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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